UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 20, 2018

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

6/F., Building 1, Hubei Daily Culture Creative Industry Park,

No. 181 Donghu Road, Wuchang District,

Wuhan City, Hubei Province, 430000

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description of Document

99.1	Press release dated August 20, 2018 Dunxin Financial Holdings Limited reports financial results for the six months of 2018

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: August 20, 2018	By:	/s/ Qizhi Wei
	Name:	Qizhi Wei
	Title:	Chief Executive Officer

3